

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2014

Via E-mail
Stephen M. Merkel, Esq.
General Counsel
BGC Partners, Inc.
499 Park Avenue
New York, New York 10022

> **Re: GFI Group Inc.**
> **Amendment No. 2 to Schedule TO-T filed by BGC Partners, L.P. and**
> **BGC Partners, Inc.**
> **Filed November 19, 2014**
> **File No. 005-80318**

Dear Mr. Merkel:

We have reviewed your filing and have the following comment.

<u>General</u>

1.   We note your response to prior comment 3. Without agreeing or disagreeing with your response, we believe that the question of the applicability of Rule 13e-3 to your tender offer should be revisited if there are any material changes to the offer following the addition of your nominees to the board of directors of GFI. Please also confirm your understanding that you will be subject to Rule 13e-3 with respect to any second-step transaction, whether or not the tender offer is subject to Rule 13e-3.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Stephen M. Merkel, Esq.
BGC Partners, Inc.
November 26, 2014
Page 2

cc: <u>Via E-mail</u>
        David K. Lam, Esq.
        Wachtell, Lipton, Rosen & Katz